April 23, 2015
TO:    Alberta Securities Commission
Autorité des marchés financiers, Québec
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Superintendant of Securities, Newfoundland and Labrador
Superintendant of Securities, Northwest Territories
Superintendant of Securities, Nunavut
Superintendant of Securities, Prince Edward Island
Superintendant of Securities, Yukon Territory
Toronto Stock Exchange

RE:	SEARS CANADA INC. - ANNUAL MEETING OF SHAREHOLDERS HELD ON APRIL 23, 2015 VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we wish to advise you of the voting results of the following matters which were voted upon at our Annual Meeting of Shareholders held on April 23, 2015:

1.	Election of Directors

On a vote by ballot taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sears Canada Inc. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Number of Common Shares Voted FOR	Percent of Total Votes Cast FOR	Number of Common Shares WITHHELD	Percent of Total Votes Cast WITHHELD
Ronald D. Boire	96,434,944	99.94%	60,010	0.06%
R. Raja Khanna	96,427,948	99.93%	67,006	0.07%
Klaudio Leshnjani	96,395,822	99.90%	99,132	0.10%
Deborah E. Rosati	96,434,370	99.94%	60,584	0.06%
Anand A. Samuel	96,393,260	99.89%	101,694	0.11%
Graham Savage	96,422,603	99.93%	72,351	0.07%
S. Jeffrey Stollenwerck	96,397,259	99.90%	97,695	0.10%
Brandon G. Stranzl	96,419,894	99.92%	75,060	0.08%

2.    Appointment of Auditors

On a vote by ballot taken regarding the appointment of auditors, it was declared that the shareholders ratified the appointment of Deloitte LLP as auditors of Sears Canada Inc. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes for the appointment of auditors:	98,854,198	99.96% (of total votes cast)
Votes withheld for the appointment of auditors:	38,087	0.04% (of total votes cast)
Total Votes Cast:	98,892,285	100%

Yours very truly,

“Franco Perugini”

Franco Perugini
General Counsel and
Corporate Secretary